Exhibit (e)(8)

[LETTERHEAD OF ELECTRONIC ARTS INC.]

August 18, 2008

Mr. Strauss Zelnick

Executive Chairman of the Board of Directors

Take-Two Interactive Software, Inc.

622 Broadway

New York, NY 10012

Dear Strauss:

Thank you for taking my call on Friday and for your response letter on August 17, 2008.

As discussed on Friday, given the passage of time, we have to validate the assumptions used in the model to support our offer price of $25.74 per share in cash. In addition, we no longer believe we can integrate Take-Two ahead of the important holiday season. Accordingly, we require due diligence to support a transaction and are therefore letting the tender offer expire tonight. However, we are pleased to accept your offer to review your management presentation as outlined in your letter.

We continue to have great respect for Take-Two’s creative teams and products and are hopeful that we can work together to reach a mutually agreed transaction.

Sincerely,

/s/ John Riccitiello
John Riccitiello
Chief Executive Officer